May 11, 2021

Via Email

Wade Bridge
Practus, LLP
wade.bridge@practus.com

       Re:     Thirdline Real Estate Income Fund
               Registration Statement on Form N-2
               File Nos. 333-255199, 811-23653

Dear Mr. Bridge:

        On April 13, 2021, Thirdline Real Estate Income Fund (the    Fund   )
filed a registration
statement on Form N-2 under the Securities Act of 1933 (   Securities Act   )
and the Investment
Company Act of 1940 (   1940 Act   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                       LEGAL COMMENTS

                                               General

    1. 1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

                                              Prospectus

Outside Front Cover (Page 1)

    2. Please add the following disclosure to the end of the first sentence in the first bullet point,
          Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

    3. If applicable, in the fourth bullet point, please add disclosure stating that distributions may
       be funded from amounts from the Fund   s affiliates that are subject to
repayments by
       investors.

Outside Front Cover (Page 2)

    4. In the third sentence of the second paragraph, disclosure states,    The
Fund pursues its
       investment objectives by investing, under normal circumstances, at least 80% of assets, including the amount of any borrowings for investment purposes, in
Real Estate
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        Investments    as defined below.    Please revise the language to align
with the language in the
       Fund   s 80% policy on page B-5 of the Statement of Additional
Information (   The Fund   s
       name suggests that the Fund will focus its investments in the real estate industry; therefore, the Fund has adopted a non-fundamental policy that, under normal circumstances, it will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Real Estate Investments as defined in the Prospectus and
described below.   ).

    5. In the first line of the third paragraph, disclosure states that the Fund may invest in convertible securities. If the Fund expects to invest in contingent convertible securities
       (   CoCos   ), the Fund should consider what, if any, disclosure is
appropriate. The type and
       location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest in CoCos, and if so, how
       much of the Fund   s assets will be invested in CoCos.

    6. In the third paragraph, please disclose the expected credit quality and
maturity of the Fund   s
       debt investments and please use the term    junk bonds    to describe
debt instruments that will
       be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated. Please ensure that such disclosure also appears in the appropriate location in the summary prospectus and statutory prospectus.

    7. In the fourth line of the third paragraph,    mutual funds    appears
twice. Please delete the
       second reference.

    8. Please disclose whether the Fund may make investments in foreign securities, including emerging markets, and if so, disclose the risks of such investments, as applicable.

    9. The third paragraph describes the Fund   s principal investment
strategies. Please clarify
       whether these strategies apply to the Fund   s 80% policy, the remaining
20% of Fund assets,
       or both.

    10. It appears that the Fund will invest in real property, which is not a security. Please explain to the staff how such investments will be structured. We may have additional comments.
        Please also explain to the staff what percentage of the Fund   s
portfolio will consist of real
        property.

    11. The third paragraph refers to the Fund   s investments in, among other
things, mezzanine
        loans, subordinated loans, and senior loans. It appears that the Fund may hold a significant amount of covenant-lite loans. If the Fund holds a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

    12. It appears that some of the loans held by the Fund may pay interest based on LIBOR, which is expect to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a principal risk of the Fund.
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     13. In the fifth paragraph, please add disclosure that specifies the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund's initial repurchase offer. Please also include a cross-reference to those sections of
        the prospectus that discuss the Fund   s repurchase policies and the
attendant risks.

Outside Front Cover (Page 3)

    14. Debt incurred by joint ventures of the Fund are described in this section as not being treated
        as senior securities    unless the special purpose vehicle or (other
real estate related
        investment) holding such debt is a wholly-owned subsidiary of the Fund.


           a. Please explain to us how the Fund considers these potential obligations where the
              Fund controls the special purpose vehicle but is not a wholly-owned subsidiary when assessing its compliance with Section 18 of the 1940 Act.

           b. Please explain what are    (other real estate related investment)
   in this disclosure and
              why excluding and debt they hold as consistent with Section 18 of the 1940 Act.

           c. Please confirm that to extent debt of a joint venture subsidiary is not included when assessing its compliance with Section 18 of the 1940 Act that the Fund will not have the authority to exercise majority control over the governance of such joint venture including material decisions such as incurring additional indebtedness or taking on bank borrowings.

Page 18     Summary of Fund Expenses

    15. Please confirm that the fee table is accurate with respect to costs associated with investments in private REITS.

Page 19     Use of Proceeds

    16. Please disclose how long it is expected to take to fully invest net proceeds in accordance
        with the Fund   s investment objectives and policies, the reasons for
any anticipated lengthy
        delay in investing the net proceeds, and the consequences of any delay. See Item 7.2. of
        Form N-2.

Page 19     Investment Objective

    17. If the Fund   s objective may be changed without a vote of the holders
of a majority of voting
        securities, please add a brief statement to that effect. See Item 8.2.a. of Form N-2.

Page 23     Leverage

    18. Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination,


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         diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

    19. Please add a table that illustrates the effects of leverage on common shareholders. See Item
        8.3.a. of Form N-2.

Page 35     Risks Related to the Fund   s Tax Status as a REIT

    20. In the sixth paragraph, disclosure refers to the Fund   s possible
commitment to acquire a
        loan. Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the 1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Page 41     Repurchase Request Deadline

    21. In the second paragraph, disclosure states,    This notice may be
included in a Shareholder
        report or other Fund document.    Please explain supplementally what
you mean by    other
        Fund document.

Page 44     Repurchase Offers Risk

    22. The fourth bullet point states,    If the Fund borrows to finance
repurchases, interest on that
        borrowing will negatively affect Shareholders who do not tender their Shares by increasing
        the Fund   s expenses and reducing any net investment income. In each case, such actions
        may reduce the Fund   s NAV.    Please disclose the maximum amount of
debt that may be
        incurred for that purpose, the restrictions imposed by Section 18 of the 1940 Act, and the attendant risks of leveraging.

    23. Please add the following risks:

    x   Because of the potential for proration, some investors might tender more shares than they
        wish to have repurchased in order to ensure the repurchase of a specific number of shares;
        and
    x   The possibility that periodic repurchase offers may not eliminate any discount at which the
        registrant   s shares trade.

Page 51

    24. Please disclose, in an appropriate location, information regarding outstanding securities, as required by Item 10.5. of Form N-2.


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 Page 55     Dividend Reinvestment Plan

    25. In the second line of the third paragraph, disclosure states,    The
number of shares to be
        received when Distributions are reinvested will be determined by dividing the amount of the
        Distribution by the Fund   s net asset value per share.    Please add
disclosure that explains
        how the Fund addresses partial shares.

                                Statement of Additional Information

Page B-4     Fundamental Investment Policies and Restrictions

    26. The Fund includes a policy with respect to repurchase offers. Please add disclosure to this policy that describes any circumstances in which the Fund may postpone or fail to make a repurchase offer. See Item 8.2.c. of Form N-2.

Page B-22     Conflicts of Interest

    27. Please disclose conflicts of interest that may arise relating to the allocation of investment opportunities by the Advisor between the Fund and its other clients; including joint ventures.
        Please also disclose conflicts of interest that may arise in relation
to the Advisor   s selection
        of investments or use techniques (such as leverage) that have the effect of increasing their compensation.

Page B-43     Financial Statements

    28. Is a party other than the Fund   s sponsor or one of its affiliates
providing the Fund   s initial
        (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

                                                 Part C

Item 34. Undertakings

    29. Please align the Fund   s undertakings with the current Form N-2.

Exhibit Index    Declaration of Trust

    30. Article V, Section 6 states,    Section 6. Derivative Actions. No
Shareholder shall have the
        right to bring or maintain any action, proceeding, claim, or suit (
Action   ) on behalf of the
        Trust or any Series or class of Shares or Shareholders (a)(i) unless such Shareholder is a
        Shareholder at the time such Action is commenced and such Shareholder continues to be a
        Shareholder throughout the duration of such Action and (a)(ii)(1) at the time of the transaction or event underlying such Action, such Shareholder was a Shareholder or (2) such
        Shareholder   s status as a Shareholder devolved upon the Shareholder
by operation of law or
        pursuant to the terms of this Declaration of Trust from a person who was a Shareholder at the time of the transaction or event underlying such Action and (b) without first making demand on the Trustees requesting the Trustees to bring or maintain such Action and such demand has the support of Shareholders owning a majority of the outstanding class or Series
                                                   5

        of Shares affected by the proposed Action. Such demand shall not be excused under any circumstances, including allegations or claims of interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or
       Series or class of Shares or Shareholders would otherwise result. Such demand shall be
       mailed to the Secretary at the Trust   s principal office and shall set
forth with particularity the
       nature of the proposed Action and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees who are not Interested Persons of
       the Trust (the    Independent Trustees   ) shall consider such demand.
In their sole discretion,
       the Independent Trustees may decide to bring, maintain, or settle such Action or to not bring, maintain, or settle such Action, or may submit the matter to a vote of Shareholders of the Trust or a Series or class thereof, as appropriate. Any decision by the Independent
       Trustees to bring, maintain, or settle such Action, or to submit the matter to a vote of
       Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining a separate competing Action relating to the same subject matter. Any decision by the Independent Trustees not to bring or maintain an Action on behalf of the Trust or a
       Series or class shall be subject to the right of the Shareholders to vote on whether or not such Action should or should not be brought or maintained as a matter presented for
       Shareholder consideration pursuant to the provisions of the By-Laws regarding Shareholder requested special meetings; and the vote of Shareholders required to override the
       Independent Trustees    decision and to permit the Shareholder(s) to
proceed with the
       proposed Action shall be 75 percent of the outstanding Shares of the Trust or 75 percent of the outstanding Shares of the Series or class affected by the proposed Action, as applicable.

       Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

                                  ACCOUNTING COMMENTS

Page 9     Organizational and Offering Expenses

    31. Please discuss in correspondence the accounting for Organizational & Offering costs, including amounts to be reimbursed by the Fund to the adviser. Please include in the discussion the impact, if any, of the recoupment provisions related to the Expense Limitation
        Agreement.

    32. Is this connected to the recoupment provisions or will this be a liability of the Fund?

                                        *   *    *   *    *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

      A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a
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 supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.


                                                       Sincerely,
                                                       /s/ Lisa N. Larkin
                                                       Senior Counsel


cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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